Exhibit No. (12)

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Year Ended December 31
	2008	2007	2006	2005	2004
Consolidated Companies
Income from continuing operations before income taxes	$2,289	$2,318	$1,845	$1,969	$2,203
Interest expense	304	265	220	190	163
Interest factor in rent expense	102	88	75	66	65
Amortization of capitalized interest	13	15	16	7	13

Equity Affiliates
Share of 50%-owned:
Income before income taxes	1	2	3	2	2
Interest expense	—	—	—	—	—
Interest factor in rent expense	—	—	—	—	—
Amortization of capitalized interest	—	—	—	—	—
Distributed income of less than 50%-owned	131	130	244	113	95

Earnings	$2,840	$2,818	$2,403	$2,347	$2,541

Consolidated Companies
Interest Expense	$304	$265	$220	$190	$163
Capitalized interest	14	18	15	8	6
Interest factor in rent expense	102	88	75	66	65

Equity Affiliates
Share of 50%-owned:
Interest and capitalized interest	—	—	—	—	—
Interest factor in rent expense	—	—	—	—	—

Fixed Charges	$420	$371	$310	$264	$234

Ratio of earnings to fixed charges	6.76	7.60	7.75	8.89	10.86

Note:	The Corporation is liable for certain obligations of S.D. Warren Company, which was sold in December 1994. The buyer provided the Corporation with a letter of credit from a major financial institution guaranteeing repayment of these obligations. No losses are expected from these arrangements and they have not been included in the computation of earnings to fixed charges.